Exhibit 99.1

Sun Life to host virtual-only format for 2022 Annual Meetings of shareholders and voting policyholders

TORONTO, April 25, 2022 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced that its Annual Meeting of shareholders and the Annual Meeting of voting policyholders of Sun Life Assurance Company of Canada scheduled for Wednesday, May 11, 2022 has been changed to a virtual-only format. Shareholders, voting policyholders, and members of the public will not be able to attend the meeting in person.

This change is being made based on ongoing developments related to the COVID-19 pandemic and reflects Sun Life's commitment to prioritize the health and safety of our shareholders, voting policyholders, employees, Clients and the broader community.

Shareholders and voting policyholders will have the opportunity to attend the meeting online and in real time regardless of their location, submit questions and vote on a number of important matters.

Date:	Wednesday, May 11, 2022

Time:	5 p.m. (Toronto time)

Virtually:	https://web.lumiagm.com/422392842
Password: sunlife2022 (case sensitive)

For detailed instructions on how to join the webcast and vote at the virtual meeting, shareholders should refer to the 2022 Management Information Circular and voting policyholders should refer to the Information for Voting Policyholders' Booklet and their proxy form or voting instruction form.

The meeting materials can be accessed electronically on:

SEDAR at https://www.sedar.com
EDGAR at https://www.sec.gov/edgar.shtml
Our website at www.sunlife.com/2022agm
Our transfer agent's website at www.meetingdocuments.com/TSXT/slf

Shareholders and voting policyholders are encouraged to vote in advance by one of the methods described in the 2022 Management Information Circular or Information for Voting Policyholders' Booklet, as applicable. Registered shareholders are asked to return their completed proxies or exercise their vote by the voting deadline on Monday, May 9, 2022 at 5 p.m. (Toronto time). Voting policyholders are asked to return their proxies no later than 5 p.m. (Toronto time) on Wednesday, May 4, 2022.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance, and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2021, Sun Life had total assets under management of $1.44 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact: Krista Wilson Director Corporate Communications T. 226-751-2391 krista.wilson@sunlife.com	Investor Relations Contact: Yaniv Bitton Vice-President, Head of Investor Relations & Capital Markets T. 416-979-6496 yaniv.bitton@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2022/25/c2203.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 11:16e 25-APR-22